Filed Pursuant to Rule 433

Registration No. 333-202428

March 29, 2016

Markel Corporation

Pricing Term Sheet

$400,000,000 5.000% Senior Notes due 2046

Issuer:	Markel Corporation
Anticipated Ratings/Outlook: (Moody’s / S&P / Fitch)*	Baa2 (stable) / BBB+ (stable) / BBB+ (stable)
Security Type:	SEC Registered Senior Notes
Trade Date:	March 29, 2016
Settlement Date**:	April 5, 2016 (T+5)
Interest Payment Dates:	5th of April and October, commencing on October 5, 2016
Maturity Date:	April 5, 2046
Principal Amount:	$400,000,000
Benchmark Treasury:	3.00% UST due November 15, 2045
Benchmark Treasury Price / Yield:	107–27 / 2.618%
Spread to Benchmark Treasury:	+245 basis points
Yield to Maturity:	5.068%
Coupon:	5.000%
Public Offering Price:	98.957%
Net Proceeds to Issuer before Expenses:	$392,328,000
Optional Redemption:	Make-whole call at any time at Treasury Rate plus 40 basis points. See “Description of Notes—Optional Redemption” in the preliminary prospectus supplement, dated March 29, 2016, for more information.
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.
CUSIP / ISIN:	570535AQ7 / US570535AQ71
Joint Book-Running Managers:	Citigroup Global Markets Inc. Wells Fargo Securities, LLC
Senior Co-Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC SunTrust Robinson Humphrey, Inc.
Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC BNY Mellon Capital Markets, LLC Credit Suisse Securities (USA) LLC Loop Capital Markets LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect that delivery of the notes will be made to investors on or about April 5, 2016, which will be the fifth business day following the date of this term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this term sheet or the next succeeding business day will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of this term sheet or the next succeeding business day should consult their advisors.

This term sheet supplements the preliminary prospectus supplement, dated March 29, 2016, and the related prospectus, dated March 2, 2015; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Wells Fargo Securities, LLC toll-free at 1-866-309-6316.